[ANDA Networks, Inc. Logo]

April 4, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ANDA Networks, Inc.

Registration Statement on Form S-1 (File No. 333-148233)

Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), ANDA Networks, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-148233, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 21, 2007.

The Company has determined, because of unfavorable market conditions, not to proceed with the registration and sale of its common stock as contemplated by the Registration Statement. The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (408) 519-4901, with a copy to the Company’s legal counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Attn: David Van Horne, 155 Constitution Drive, Menlo Park, CA 94025, facsimile number (650) 321-2800.

If you have any questions with respect to this matter, please contact David Van Horne at (650) 463-5393.

Sincerely,

ANDA Networks, Inc.

By:	/s/ Robert Tick
Name:	Robert Tick
Title:	Chief Financial Officer

Cc:	Bennett L. Yee, Esq.

David Van Horne, Esq.